[SUTHERLAND ASBILL & BRENNAN LLP]

Thomas E. Bisset

Direct Line: 202-383-0118

Internet: thomas.bisset@sutherland.com

February 27, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F St. N.E.

Washington, D.C. 20549

RE:	Post-Effective Amendment No. 16 to the Registration Statement
on Form N-4 for Modern Woodmen of America Variable Annuity Account
(File No. 333-63972)

Commissioners:

On behalf of Modern Woodmen of America and Modern Woodmen of America Variable Annuity Account, we have attached for filing Post-Effective Amendment No. 16 (the “Amendment”) to the Registration Statement on Form N-4 for certain flexible premium deferred variable annuity certificates (the “Certificates”).  The Amendment is being filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, to reflect changes to procedures governing the allocation of premium payments under the Certificates during the free-look period.  In addition, certain updating and clarifying changes have been made to the disclosures in the prospectus and statement of additional information.

If you have any questions or comments regarding the Amendment, please call the undersigned at (202) 383-0118.

Sincerely,

/s/ Thomas E. Bisset
Thomas E. Bisset

cc:         Shea Doyle, Esq.